Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2005, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 13, 2006, and its proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 21, 2006, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2005, which was filed with the SEC on March 3, 2006 and its proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 25, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
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The following talking points were distributed to SIRIUS’ call center on February 20, 2007.
SIRIUS Call Center Talking Points
SIRIUS and XM Merger
What We Announced
•	SIRIUS Satellite Radio and XM Satellite Radio intend to combine in a merger of equals (announced Monday, February 19, 2007).

•	Together, we will create the nation’s premier audio entertainment provider with a stronger platform for future innovation.

•	Everyone at SIRIUS is very excited about the many opportunities this combination will provide you — our valued customers.

Benefits for Customers
•	Ultimately, this transaction is about greater programming and content choices for consumers.

•	The combined company will provide consumers with:
•	A broader selection of content including a wide range of commercial-free music channels, exclusive and non-exclusive sports coverage, news, talk, and entertainment programming. You’ll have superior programming with the best of both SIRIUS and XM. Currently, XM and SIRIUS broadcast great programs like Howard Stern; Oprah and Friends; Martha Stewart, baseball, football, basketball and NASCAR. Additionally, the combined company will be able to improve existing services such as real-time traffic information and rear-seat video as well as introduce new ones.

•	Improved products such as real-time traffic and rear-seat video and introduce new ones such as advanced data services including enhanced traffic, weather and infotainment offerings
Any Immediate Changes? What Do Customers Need to Know Now?
•	This announcement has no effect on current customers with regard to their service or subscription pricing.

•	It is business as usual at SIRIUS as we deliver the Very Best Radio on Radio.

•	We look forward to continue providing customers with the uninterrupted service — as well as the outstanding customer support — that they have come to expect and enjoy from SIRIUS.

•	The companies (SIRIUS & XM) will continue to operate independently until the transaction is closed, which we expect to be by the end of 2007.
FOR REACTIVE USE ONLY: Callers who have specific Shareholder or Media Questions
•	Calls from interested parties or reporters should be forward to SIRIUS Paul Blalock at 212-584-5174 (investors/shareholders) or Patrick Reilly at 212-901-6646 (press/media).